Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210

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July 17, 2025

United States Security and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eric Atallah, Angela Connell

Re:	Anika Therapeutics, Inc.

Form 10-K for Fiscal Year Ended December 31, 2024 filed on March 17, 2025

File No. 001-14027

To Whom It May Concern,

This letter is being submitted on behalf of our client, Anika Therapeutics, Inc. (the “Company”), in response to comments contained in the letter dated June 18, 2025 sent by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2024 filed on March 17, 2025 (the “Form 10-K”).

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following such comment.

Form 10-K for Fiscal Year Ended December 31, 2024

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue and Gross Profit and Margin, page 41

1.

You disclose that the change in your OEM Channel revenue was driven by lower sales activity while Commercial Channel revenues were impacted by international sales growth. Please provide disclosures to be included in future filings that provide additional details around trends impacting your results of operations and to quantify the extent to which changes are attributable to changes in price, volume, product or service offerings, or other market factors. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

July 17, 2025

Response to Comment No. 1:

The Company acknowledges the Staff’s comment and advises the Staff that beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, the Company will include disclosures in future filings that will provide additional details around the trends impacting our results of operations. This will include quantifying where applicable, the extent that revenue and gross profit and margin are attributable to changes in price, volume, product or service offerings, or other market factors. An example of the additional disclosure (with changes since the Company’s most recent Annual Report filed on Form 10-K in italics) is as follows:

“Revenue from our OEM Channel product family decreased 8% for the year ended December 31, 2024, as compared to prior year, due to lower J&J MedTech revenue, primarily due to lower volumes resulting in a decrease of $4.3 million and lower pricing contributing to a $1.6 million decrease and the discontinuation of certain non-orthopedic products resulting in a decrease of $1.1 million.

Revenue from our Commercial Channel product family increased 17% for the year ended December 31, 2024, as compared to prior year, due to an international sales growth on all our main OA Pain Management products (Monovisc, Cingal and Orthovisc). This sales growth on international OA Pain Management products was primarily related to increased product demand of $4.3 million and minimal change on pricing with international customers. We also launched a full market release of Integrity in the U.S. in 2024 which contributed to a $1.7 million increase in regenerative product sales during the year ended December 31, 2024.”

2.

As a related matter, your disclosure on page 50 indicates that your arrangement with J&J MedTech accounts for 57% of total revenues for the year ended December 31, 2024 and revenue under this arrangement is attributable to product sales and sales-based royalties. Please quantify for us your product sales and royalties under this arrangement. Please also tell us your consideration of providing disaggregated revenue disclosure by product, type of revenue and/or commercial partner in your future filings.

Response to Comment No. 2:

The Company acknowledges the Staff’s comment and advises the Staff that the Company has contract arrangements with J&J MedTech related to its Orthovisc and Monovisc products in the United States and revenue associated with J&J MedTech comprised 57% of total revenues for the year ended December 31, 2024.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

July 17, 2025

The Company maintains collaboration agreements with multiple counterparties, the most significant being its contracts with J&J MedTech related to its Orthovisc and Monovisc products, which were entered into in 2003 and 2011, respectively. Pursuant to the J&J MedTech contracts, the Company is the exclusive supplier responsible for the manufacture and sale to J&J MedTech of the Orthovisc and Monovisc products pursuant to J&J MedTech’s purchase orders, while J&J MedTech is responsible for the marketing, sales and distribution to end-customers. Total consideration paid by J&J MedTech for the Company’s manufacture and sale of these products was $68.7 million in 2024. This consisted of product shipments for a fixed revenue per unit in the amount of $39.5 million, plus variable revenue measured as a percentage of J&J MedTech’s net sales of those same products to the end-customers in the amount of $29.2 million (the “sales-based royalties”).

In consideration of the disaggregation of revenue, the Company has considered that all of its revenue is derived from the sale of its proprietary products manufactured in its facilities. There are no contract manufacturing or other services provided. All Company products are sold through our direct sales force and distributors (the “Commercial Channel”) or through collaboration agreements with Original Equipment Manufacturers (the “OEM Channel”). In general, our long-term contractual arrangements do not allow for any other product source suppliers for the OEM Channel partners. Furthermore, given the proprietary nature of the products, manufacturing would not be easily replicated by the OEM Channel partners nor would an alternative source of supply be available, such that the product supply and license are not distinct. For these reasons, the Company believes that revenue earned from the combined fixed and variable consideration paid for the sales of the product meets the objective of ASC 606-10-50-5 in depicting how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.

In further consideration of the disaggregation of Company revenue pursuant to ASC 606, Revenue from Contracts with Customers, in our most recent Annual Report on Form 10-K, following a strategic shift in the Company business, we provided an explanation of our rationale for updated revenue classification separated between our OEM Channel and our Commercial Channel predicated by the division of responsibility for sales, marketing, and pricing with end customers. In our judgment, this provides the most meaningful information to understand changes in our business from this strategic shift. By way of example, the revenue generated from the J&J MedTech contract is included in the OEM Channel. We will continue to provide disclosure of significant concentrations of revenue from customers in excess of 10% of consolidated revenue; however, this historically has only been J&J MedTech.

General and Administrative Expenses, page 42

3.

Your discussion of the changes in general and administrative expenses cites multiple factors without any quantification of the individual factors. Please provide disclosures to be included in future filings to quantify the impact of each material contributing factor and explain the reasons driving these changes. Refer to Item 303(a) to (c) of Regulation S-K for guidance.

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

July 17, 2025

Response to Comment No. 3:

The Company acknowledges the Staff’s comment and advises the Staff that beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, the Company will quantify the impact of material factors for the change in selling, general and administrative expenses between reporting periods. An example of the enhanced disclosure (with changes since the Company’s most recent Annual Report filed on Form 10-K in italics) is as follows:

“Selling, general and administrative (“SG&A”) expenses for the year ended December 31, 2024 were $55.6 million, a decrease of $4.4 million, or 7%, as compared to the prior year. The decrease in SG&A expenses for the year ended December 31, 2023 was primarily due to reduced shareholder activism costs of $0.8 million, lower stock-based compensation of $0.8 million, and $1.2 million in other non-recurring costs incurred in 2023 with the remainder attributed to lower headcount.”

Research and Development Expenses, page 42

4.

Your disclosures beginning on page 9 indicate that you have multiple programs in various stages of development. Please provide disclosures to be included in future filings that disclose the costs incurred during each period presented for each of your key research and development programs separately. If you do not track your research and development costs by program, revise to disclose the fact and explain why you do not maintain and evaluate research and development costs by program. For amounts that are not tracked by program, provide a break down by nature or type of research and development expenses incurred which should reconcile to total research and development expense on the Statements of Operations.

Response to Comment No. 4:

The Company acknowledges the Staff’s comment and advises the Staff that the Company does monitor research and development program costs for expenses incurred with third-party vendors. The Company does not track its internal headcount-related and facilities costs (e.g., salary and benefits, stock-based compensation, travel expenses, rent, occupancy costs, etc.) by program. Beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, the Company will include a breakout of expenses that are most practical and meaningful for its disclosures going forward. In future filings, the Company will detail the separation of Research and Development expenses between external costs by program and internal costs (e.g., employee compensation and benefits and facilities allocations)that will reconcile with the amount of research and development expense reported on the Statement of Operations. Listed below is an example of a table that reconciles our research and development costs:

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

July 17, 2025

	Years Ended December 31,
	2024	2023	$ Change	% Change
External costs by program:
Hyalofast Clinical Study	$1,789	$1,712	$77	4%
Integrity Development Costs	943	2,290	(1,347)	-59%
Cingal Clinical Study	363	—	363	—
Regulatory External Costs	2,728	2,612	116	4%
Other programs and unallocated expenses	3,884	2,130	1,754	82%

Total external costs	9,707	8,745	962	11%

Internal costs:
Employee compensation and benefits	13,779	11,259	2,520	22%
Facility and other	2,058	1,760	298	17%

Total internal costs	15,836	13,018	2,818	22%

Total research and development expense	$25,544	$21,763	$3,781	17%

If you should have any questions concerning the enclosed matters, please contact David Colleran at (781) 457-9205 or the undersigned at (212) 459-7072.

Sincerely,

/s/ Adam Johnson, Esq.

Adam Johnson, Esq.

cc:	Stephen Griffin, Executive Vice President, Chief Financial Officer and Chief Operating Officer, Anika Therapeutics, Inc.

David Colleran, Executive Vice President, General Counsel, Anika Therapeutics, Inc.

Ian McLeod, Vice President, Chief Accounting Officer & Treasurer, Anika Therapeutics, Inc.

Michael Bison, Esq., Goodwin Procter LLP